UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 5)1


                             IDX SYSTEMS CORPORATION
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)


                                   449491 10 9
                                   -----------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [ X ]    Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9                  13G                     Page 2 of 5 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert H. Hoehl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

         Inapplicable

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                   5.  SOLE VOTING POWER

                       4,537,015
NUMBER OF
SHARES             6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY               80,000 (beneficial ownership disclaimed as to all shares)
EACH
REPORTING          7.  SOLE DISPOSITIVE POWER
PERSON
                       4,537,015

                   8.  SHARED DISPOSITIVE POWER

                       80,000 (beneficial ownership disclaimed as to all shares)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,537,015

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         X

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.1%

12.      TYPE OF REPORTING PERSON

         IN

CUSIP No. 449491 10 9                                          Page 3 of 5 Pages

Item 1(a)         Name of Issuer:
                  ---------------

                  IDX Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:
                  -----------------------------------------------

                  1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(a)         Name of Person Filing:
                  ----------------------

                  Robert H. Hoehl, individually

Item 2(b)         Address of Principal Business Office or if none, Residence:
                  -----------------------------------------------------------

                  Robert H. Hoehl
                  c/o 1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(c)         Citizenship:
                  ------------

                  United States of America

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  -------------

                  449491 10 9

Item 3            Description of Person Filing:
                  -----------------------------

                  Inapplicable

Item 4            Ownership:*
                  ----------

(a)      Amount Beneficially owned:
         -------------------------

         5,526,725
--------------------------
*  As of December 31, 2000

CUSIP No. 449491 10 9                                          Page 4 of 5 Pages

         This amount includes (i) 4,537,015 shares held by Mr.Hoehl, individually; (ii) 143,590 shares held by Cynthia K. Hoehl, spouse
         of Mr.  Hoehl,  in her sole name,   as  to  which  shares  Mr.  Hoehl
         disclaims beneficial ownership; (iii) 766,120 shares held by Mrs. Hoehl, as trustee of four trusts (three trusts for 222,179 shares each and a fourth trust for 99,583 shares), the beneficiaries of which are the Hoehl's children, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; and (iv) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership.

(b)      Percent of Class:          19.6%
         ----------------

(c)      Number of Shares as to Which Such Person Has:
         --------------------------------------------

(i)      sole power to vote or to direct the vote:  4,537,015
(ii)     shared power to vote or to direct the vote:  80,000
(iii)    sole power to dispose or to direct the disposition of:  4,537,015
(iv)     shared power to dispose or to direct the disposition of:  80,000

Item 5   Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

         Inapplicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Cynthia K. Hoehl has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 143,590 shares held by Mrs. Hoehl, as an individual, and 766,120 shares held by Mrs. Hoehl, as trustee, and shares the power to vote, or to direct the vote, to dispose, or to direct the disposition, of 80,000 shares held by the Hoehl Family Foundation, each as referred to in Item 4(a) above.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------

         Inapplicable

Item 8   Identification and Classification of Members of the Group:
         ----------------------------------------------------------

         Inapplicable

Item 9   Notice of Dissolution of a Group:
         ---------------------------------

         Inapplicable

Item 10  Certification:
         --------------

         Inapplicable

CUSIP No. 449491 10 9                                          Page 5 of 5 Pages




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     DATED:  February 13, 2001


                                     /S/ ROBERT H. HOEHL
                                     ------------------------------
                                     Robert H. Hoehl